UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Global Cash Access Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

378967103
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378967103	13G	Page 2 of 16 Pages

1		NAME OF REPORTING PERSON Summit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,800,034 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,800,034 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,034 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 378967103	13G	Page 3 of 16 Pages

1		NAME OF REPORTING PERSON Summit Partners VI (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,800,034 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,800,034 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,034 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 378967103	13G	Page 4 of 16 Pages

1		NAME OF REPORTING PERSON Summit Partners VI (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,800,034 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,800,034 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,034 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 378967103	13G	Page 5 of 16 Pages

1		NAME OF REPORTING PERSON Summit Ventures VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,800,034 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,800,034 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,034 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 378967103	13G	Page 6 of 16 Pages

1		NAME OF REPORTING PERSON Summit Ventures VI-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,800,034 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,800,034 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,034 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 378967103	13G	Page 7 of 16 Pages

1		NAME OF REPORTING PERSON Summit VI Advisors Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,800,034 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,800,034 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,034 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 378967103	13G	Page 8 of 16 Pages

1		NAME OF REPORTING PERSON Summit VI Entrepreneurs Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,800,034 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,800,034 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,034 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 378967103	13G	Page 9 of 16 Pages

1		NAME OF REPORTING PERSON Summit Investors VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,800,034 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,800,034 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,800,034 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12		TYPE OF REPORTING PERSON (See Instructions) PN

Schedule 13G

Item 1(a).	Name of Issuer: Global Cash Access Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 3525 East Post Road; Las Vegas, NV, 89120

Item 2(a).
Names of Persons Filing:  Summit Partners, L.P., Summit Partners VI (GP), LLC, Summit Partners VI (GP), L.P., Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P.

Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the sole general partner of Summit Partners VI (GP), L.P., which is the sole general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P.

Item 2(b).
Address of Principal Business Office or, if None, Residence:  The address of the principal business office of Summit Partners, L.P., Summit Partners VI (GP), LLC, Summit Partners VI (GP), L.P., Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P. is c/o Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

Item 2(c).
Citizenship:  Each of Summit Partners, L.P., Summit Partners VI (GP), L.P., Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P. is a limited partnership organized under the laws of the State of Delaware.  Summit Partners VI (GP), LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:	378967103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)        Amount Beneficially Owned:

Each of Summit Partners, L.P., Summit Partners VI (GP), LLC, Summit Partners VI (GP), L.P., Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P. (individually an “Entity” and collectively the “Entities”) may be deemed to own beneficially 4,800,034 shares of Common Stock as of December 31, 2010.

As of December 31, 2010, Summit Ventures VI-A, L.P. was the record owner of 3,247,638 shares of Common Stock.  As of December 31, 2010, Summit Ventures

Page 10 of 16 Pages

VI-B, L.P. was the record owner of 1,354,389 shares of Common Stock.  As of December 31, 2010, Summit VI Advisors Fund, L.P. was the record owner of 67,543 shares of Common Stock.  As of December 31, 2010, Summit VI Entrepreneurs Fund, L.P. was the record owner of 103,695 shares of Common Stock.  As of December 31, 2010, Summit Investors VI, L.P. was the record owner of 16,853 shares of Common Stock.  As of December 31, 2010, an additional 9,916 shares of restricted stock exercisable within 60 days of December 31, 2010 were held in the name of Charles J. Fitzgerald.  Mr. Fitzgerald received such restricted stock as part of director compensation, and is deemed to hold the stock for the benefit of Summit Partners, L.P. which determines when the stock will be sold and is entitled to the proceeds. The shares held of record by Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., Summit Investors VI, L.P., and Mr. Fitzgerald for the benefit of Summit Partners, L.P. are referred to herein collectively as the “Record Shares.” By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares.  Hence, each Entity may be deemed to own beneficially 4,800,034 shares of Common Stock.

Each of the reporting persons expressly disclaims beneficial ownership of any shares of Global Cash Access Holdings, Inc., except in the case of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P., and Summit Investors VI, L.P. in each case for the shares which it holds of record as provided in the prior paragraph.

(b)        Percent of Class:

Summit Partners, L.P.:  7.4%
Summit Partners VI (GP), LLC:  7.4%
Summit Partners VI (GP), L.P.:  7.4%
Summit Ventures VI-A, L.P.:  7.4%
Summit Ventures VI-B, L.P.:  7.4%
Summit VI Advisors Fund, L.P.:  7.4%
Summit VI Entrepreneurs Fund, L.P.:  7.4%
Summit Investors VI, L.P.:  7.4%

The foregoing percentages are calculated based on the 64,865,731 shares of Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for Global Cash Access Holdings, Inc. for the quarter ended September 30, 2010.

(c)        Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each reporting person

(ii)	shared power to vote or to direct the vote:

Summit Partners, L.P. :  4,800,034 shares
Summit Partners VI (GP), LLC:  4,800,034 shares
Summit Partners VI (GP), L.P.:  4,800,034 shares
Summit Ventures VI-A, L.P.:  4,800,034 shares
Summit Ventures VI-B, L.P.:  4,800,034 shares

Page 11 of 16 Pages

Summit VI Advisors Fund, L.P.:  4,800,034 shares
Summit VI Entrepreneurs Fund, L.P.:  4,800,034 shares
Summit Investors VI, L.P.:  4,800,034 shares

(iii)	sole power to dispose or direct the disposition of:

0 shares for each reporting person

(iv)	shared power to dispose or direct the disposition of:

Summit Partners, L.P. :  4,800,034 shares
Summit Partners VI (GP), LLC:  4,800,034 shares
Summit Partners VI (GP), L.P.:  4,800,034 shares
Summit Ventures VI-A, L.P.:  4,800,034 shares
Summit Ventures VI-B, L.P.:  4,800,034 shares
Summit VI Advisors Fund, L.P.:  4,800,034 shares
Summit VI Entrepreneurs Fund, L.P.:  4,800,034 shares
Summit Investors VI, L.P.:  4,800,034 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.  The reporting persons expressly disclaim membership in a “group” as used in 13d-1(b)(1)(ii)(K).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 12 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 8, 2011.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS VI (GP), LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS VI (GP), L.P. By: Summit Partners VI (GP), LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner
SUMMIT VENTURES VI-A, L.P.
By: Summit Partners VI (GP), L.P., its general partner
By: Summit Partners VI (GP), LLC, its general partner
By: Summit Partners, L.P., its managing member
By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT VENTURES VI-B, L.P.
By: Summit Partners VI (GP), L.P., its general partner
By: Summit Partners VI (GP), LLC, its general partner
By: Summit Partners, L.P., its managing member
By: Summit Master Company, LLC, its general partner

SUMMIT VI ADVISORS FUND, L.P.
By: Summit Partners VI (GP), L.P., its general partner
By: Summit Partners VI (GP), LLC, its general partner
By: Summit Partners, L.P., its managing member
By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

Page 13 of 16 Pages

SUMMIT VI ENTREPRENEURS FUND, L.P.
By: Summit Partners VI (GP), L.P., its general partner
By: Summit Partners VI (GP), LLC, its general partner
By: Summit Partners, L.P., its managing member
By: Summit Master Company, LLC, its general partner

SUMMIT INVESTORS VI, L.P.
By: Summit Partners VI (GP), L.P., its general partner
By: Summit Partners VI (GP), LLC, its general partner
By: Summit Partners, L.P., its managing member
By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

*	By:	/s/ Robin W. Devereux
Robin W. Devereux Power of Attorney**

*        Pursuant to Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference.  Copies of such Powers of Attorney are filed as Exhibit 2 to the report on Schedule 13G Filed by the Reporting Persons on February 11, 2010 for the year ended December 31, 2009, and are hereby incorporated by reference.

Page 14 of 16 Pages